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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

GRAVITY CO., LTD.
(Name of Issuer)
COMMON STOCK, PAR VALUE WON 500 PER SHARE
(Title of Class of Securities)
38911N107
(CUSIP Number)
Yoo Il Young
EZER Inc.
4-20-19 Minami-Aoyama,
Minato-ku, Tokyo
Japan
+81-3-3478-8836
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	38911N107

1	NAMES OF REPORTING PERSONS EZER INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	JAPAN

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13D

CUSIP No.

1	NAMES OF REPORTING PERSONS YOO IL YOUNG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	KOREA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed on November 9, 2007, by EZER Inc. (“EZER”) and Yoo Il Young, who are collectively referred to as the “Reporting Persons.” In this Amendment, the Reporting Persons hereby amend and supplement Items 4 and 5. Except as set forth in this Amendment, all information included in the Schedule 13D filed on November 9, 2007, is incorporated herein by reference.
Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D filed on November 9, 2007.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended and supplemented by adding the following:
As a result of the transaction described in Item 5, the Reporting Persons no longer beneficially hold any Common Stock.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and supplemented by adding the following:
As previously reported, on October 19, 2007, EZER entered into an accord and satisfaction agreement (the “Accord and Satisfaction Agreement”) with Son Assets Management Inc. (“SAM”) under which SAM was to acquire 3,640,619 shares of Common Stock on the later to occur of (i) November 20, 2007, and (ii) the date the Korean Fair Trade Commission approved the transfer of such shares.
On November 19, 2007, the Korean Fair Trade Commission approved the transfer of Common Stock pursuant to the Accord and Satisfaction Agreement. As a result, EZER no longer holds any shares of Common Stock.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A
Agreement of Joint Filing, dated as of November 1, 2007, by and between the Reporting Persons (incorporated by reference to Exhibit A to the Schedule 13D filed on November 9, 2007, by the Reporting Persons).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 23, 2007

EZER Inc.
By:	/s/ Yoo Il Young
	Name:	Yoo Il Young
	Title:	Representative Director

/s/ Yoo Il Young
Yoo Il Young